SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 15, 2005

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

16483 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No     .

Announcement of LM Ericsson Telephone company, dated July 15, 2005, regarding Sony Ericsson Q2 Report.

Ericsson Press Releases

Sony Ericsson Gains Momentum in the Second Quarter

Date: Friday, July 15 2005

Highlights:

*	The company gained momentum and market share

*	The global market grew faster than expected

*	Products announced in Q1 began to ship and were well received

The consolidated financial summary for Sony Ericsson Mobile Communications AB (Sony Ericsson) for the second quarter ended June 30, 2005 is as follows:

Q2 2004 Q1 2005 Q2 2005

Numbers of units shipped (million) 10.4 9.4 11.8

Sales (EURO m.) 1504 1289 1614

Income before taxes (EURO m.) 113 70 87

Net income (EURO m.) 89 32 75

Units shipped in the quarter reached 11.8 million, a 14% increase compared to the same period last year and a 26% increase sequentially. Sales for the quarter were Euro 1,614 million, representing a year-on-year increase of 7%. Income before taxes was Euro 87 million and net income was Euro 75 million, which represents a year-on-year decrease of Euro 26 million and Euro 14 million respectively, reflecting continued investment in R&D.

Sony Ericsson gained momentum and market share during the quarter as new products started shipping. The higher unit shipments reflected the broadening of the product portfolio to appeal to a wider range of price segments in the market. Average Selling Price (ASP) remained stable in line with expectation. The global handset market grew faster than expected during the quarter, primarily because of increased demand in the lower price segments in both mature and emerging markets. Sony Ericsson has upgraded its global market outlook for 2005 to over 720 million units.

“Sony Ericsson is pleased to report a solid second quarter which saw the company gaining momentum as new products began to ship, and the increased investment in product portfolio expansion over the past year started to bear fruit. New phones announced in Q1, such as the 2 megapixel, auto-focus K750 camera phone, the K600 mid-tier UMTS 3G phone, and the K300, an affordable camera phone, were well received by consumers and started to make a good contribution during the quarter. We are also excited to be the first to bring a complete music proposition to market with the new Walkman® phone, that will start shipping shortly”, said Miles Flint, President of Sony Ericsson.

During the second quarter, Sony Ericsson announced a number of new phones including its second Walkman phone (W600), a mid-tier stylish compact clam-shell (Z520) and an affordably priced stick phone aimed at Asia and Eastern Europe (J210). In Japan, the W31S, a CDMA 1X EV-DO music phone for KDDI, started shipping and has been selling very well.

Walkman® is the registered trademark of the Sony Corporation

Sony Ericsson Mobile Communications serves the global communications market with innovative and feature-rich mobile phones, accessories, PC-cards and M2M solutions. Established as a joint venture by Ericsson and Sony in 2001, with headquarters in London, the company employs approximately 5,000 people worldwide, including R&D sites in Europe, Japan, China and America. For more information, please visit www.SonyEricsson.com

CONTACTS:

Investors/Analysts

Ericsson Investor Relations

Gary Pinkham (Stockholm) +46 8 719 0000

Sony Investor Relations

Takao Yuhara (Tokyo) +81 3 5448 2180

Chris Hohman (London) +44 20 7444 9711

Press/Media

Ericsson External Relations

Pia Gideon (Stockholm) +46 8 719 2864

Sony Corporate Communications

Koji Kurata (Tokyo) +81 3 5448 2200

Sony Ericsson Corporate Communications

Aldo Liguori (London) +44 208 762 5860

Merran Wrigley (London) +44 208 762 5862

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony’s and Ericsson’s filings with the US Securities and Exchange Commission, particularly each company’s latest published Annual Report on Form 20-F.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: July 15, 2005